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                                  SYSTEMIX, INC
                                                                   EXHIBIT 99.01

           SYSTEMIX' PRESS RELEASE RE: SYSTEMIX' INDEPENDENT DIRECTORS
                            NOT APPROVING SANDOZ OFFER


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                              3155 Porter Drive             415.856.4901
                              Palo Alto, California 94304   FAX 415.856-4919

SYSTEMIX

 (LOGO)



Contact:       Wendy R. Hitchcock            Justin Jackson
               Chief Financial Officer       Reagan Codner
               SyStemix, Inc.                Burns McClellan
               (415) 813-4108                (212) 505-1919


FOR IMMEDIATE RELEASE

      SYSTEMIX' INDEPENDENT DIRECTORS DETERMINE NOT TO APPROVE SANDOZ OFFER

Palo Alto, California, October 29, 1996 -- SyStemix, Inc. (NASDAQ: STMX) announced today that its Independent Directors have informed the Company that they have rejected the unsolicited offer by Sandoz Ltd. to acquire, at $17.00 per share, the outstanding shares of SyStemix that Sandoz does not already own. The Independent Directors stated that their decision was based in part on the advice of Lehman Brothers that the offer is inadequate and not fair to the minority shareholders from a financial point of view, and that they remain "willing to discuss an acquisition by Sandoz at an appropriate price." Lehman Brothers, the investment banking firm, was retained to assist the Independent Directors in analyzing the Sandoz offer.

     The agreement by which Sandoz first acquired an interest in SyStemix provides that the Board's membership shall include three independent members (the "Independent Directors"), and that "any tender offer or merger or acquisition proposal must be at a price that is fair to the stockholders of the Company, and must be approved by a majority of the Independent Directors." Sandoz currently owns approximately 73 percent of SyStemix' outstanding stock. The proposal to purchase the remaining shares was made on May 23, 1996.

     The Independent Directors informed SyStemix that they had offered to share in negotiations with Sandoz the data and analysis that inform Lehman Brothers' and the Independent Directors' view of SyStemix' value. They stated that Sandoz had declined this invitation to negotiate, and had further declined to provide them with any analysis of its own of the value of the Company's technology, clinical program or market prospects.

     SyStemix, Inc., is engaged in the development of cellular and cell-based gene therapies for cancer, AIDS and genetic diseases based on the use of isolated, expanded and gene-modified hematopoietic stem cells.

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